UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*



                         Aquila Biopharmaceuticals, Inc.
                                (Name of Issuer)



                          Common Stock, $.01 par value
                         (Title of Class of Securities)



                                    03839F107
                                 (CUSIP Number)


                                   May 4, 1998
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 13 pages

CUSIP NO. 03839F107

-------------------------------------------------------------------------------
 1.  Name of Reporting Person
     I.R.S. Identification No. of above person (entities only)

            Marcus Schloss & Co., Inc.
            TP # 13-5676531
-------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                      (a)  [  ]

                                                                      (b)  [  ]
-------------------------------------------------------------------------------
 3.  SEC Use Only


-------------------------------------------------------------------------------
 4.  Citizenship or Place of Organization

     New York
-------------------------------------------------------------------------------
                  5.  Sole Voting Power
  Number of               506,572*
    Shares        -------------------------------------------------------------
Beneficially      6.  Shared Voting Power
  Owned by                None
    Each          -------------------------------------------------------------
 Reporting        7.  Sole Dispositive Power
   Person                 506,572*
    With:         -------------------------------------------------------------
                  8.  Shared Dispositive Power
                          None
-------------------------------------------------------------------------------
 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                          506,572*
-------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
                                                                           [  ]
-------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                          7.3%
-------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

                          BD
-------------------------------------------------------------------------------



                               Page 2 of 13 pages

CUSIP NO. 03839F107

-------------------------------------------------------------------------------
 1.  Name of Reporting Person
     I.R.S. Identification No. of above person (entities only)

            Douglas Schloss
-------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                      (a)  [  ]

                                                                      (b)  [  ]
-------------------------------------------------------------------------------
 3.  SEC Use Only


-------------------------------------------------------------------------------
 4.  Citizenship or Place of Organization

     U.S.A.
-------------------------------------------------------------------------------
                  5.  Sole Voting Power
  Number of               576,672*
    Shares        -------------------------------------------------------------
Beneficially      6.  Shared Voting Power
  Owned by                None
    Each          -------------------------------------------------------------
 Reporting        7.  Sole Dispositive Power
   Person                 576,672*
    With:         -------------------------------------------------------------
                  8.  Shared Dispositive Power
                          None
-------------------------------------------------------------------------------
 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                          576,672*
-------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
                                                                           [  ]
-------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                          8.3%
-------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

                          IN
-------------------------------------------------------------------------------



                               Page 3 of 13 pages

CUSIP NO. 03839F107

-------------------------------------------------------------------------------
 1.  Name of Reporting Person
     I.R.S. Identification No. of above person (entities only)

            Richard Perry Schloss
-------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                      (a)  [  ]

                                                                      (b)  [  ]
-------------------------------------------------------------------------------
 3.  SEC Use Only


-------------------------------------------------------------------------------
 4.  Citizenship or Place of Organization

     U.S.A.
-------------------------------------------------------------------------------
                  5.  Sole Voting Power
  Number of               576,672*
    Shares        -------------------------------------------------------------
Beneficially      6.  Shared Voting Power
  Owned by                None
    Each          -------------------------------------------------------------
 Reporting        7.  Sole Dispositive Power
   Person                 576,672*
    With:         -------------------------------------------------------------
                  8.  Shared Dispositive Power
                          None
-------------------------------------------------------------------------------
 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                          576,672*
-------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
                                                                           [  ]
-------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                          8.3%
-------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

                          IN
-------------------------------------------------------------------------------



                               Page 4 of 13 pages

* Each of Douglas Schloss and Richard P. Schloss may be deemed to control Marcus Schloss & Co., Inc. ("Marcus Schloss") and thus each of Douglas Schloss, Richard P. Schloss and Marcus Schloss may be considered to have beneficial ownership of, and voting and dispositive power over, the 506,572 shares of Common Stock, par value $.01 per share ("Common Stock"), of Aquila Biopharmaceuticals, Inc. (the "Company") owned of record by Marcus Schloss. In addition, each of Douglas Schloss and Richard P. Schloss may be deemed to control two private investment funds (the "Funds") which, in the aggregate, beneficially own 70,100 shares of Common Stock. Accordingly, each of Douglas Schloss and Richard P. Schloss may be considered to have beneficial ownership of, and voting and dispositive power over, the aggregate of 576,672 shares of Common Stock beneficially owned by Marcus Schloss and the Funds.

         All information regarding Common Stock ownership in this Amendment No. 1 to Schedule 13G is provided as of May 4, 1998.




                               Page 5 of 13 pages

         The Statement on Schedule 13G, dated February 11, 1998, of Marcus Schloss & Co., Inc., Douglas Schloss and Richard P. Schloss relating to shares of Common Stock, $.01 par value, of Aquila Biopharmaceuticals, Inc., a Delaware corporation, is hereby amended to insert the following information in response to the items indicated.

Item 1(a).     Name of Issuer

               Aquila Biopharmaceuticals, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices

               365 Plantation Street
               Worcester, Massachusetts 01605

Item 2(a).     Names of Persons Filing

         Marcus Schloss & Co., Inc. ("Marcus Schloss"), Douglas Schloss and Richard P. Schloss. Each of Douglas Schloss and Richard P. Schloss may be deemed to control Marcus Schloss.

Item 2(b).     Address of Principal Business Office

               One Whitehall Street
               New York, New York 10004

Item 2(c).     Citizenship

         Marcus Schloss is a New York corporation. Douglas Schloss and Richard
P. Schloss are United States citizens.

Item 2(d).     Title of Class of Securities

               Common Stock

Item 2(e).     CUSIP Number

               03839F107

Item 3.        IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.
               240.13D-1(B) OR 240.13(D)-2(B) OR (C), CHECK WHETHER THE
               PERSON FILING IS A:

               (a)  [ ]   Broker or dealer registered under Section 15 of
                          the Act (15 U.S.C. 780);

               (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act
                          (15 U.S.C. 78c);



                               Page 6 of 13 pages

               (c)  [ ]      Insurance company as defined in
                             Section 3(a)(19)of the Act  (15
                             U.S.C. 78c);

               (d)  [ ]      Investment company registered under
                             Section 8 of the Investment Company
                             Act (15 U.S.C. 80a-8);

               (e)  [ ]      An investment adviser in accordance
                             with ss. 240.13d-1(b)(l)(ii)(E);

               (f)  [ ]      An employee benefit plan or endowment
                             fund in accordance with ss. 240.13d-
                             1(b)(1)(ii)(F);

               (g)  [ ]      A parent holding company or control
                             person in accordance with ss. 240.13d-
                             1(b)(ii)(G);

               (h)  [ ]      A savings association as defined in
                             Section 3(b) of the Federal Deposit
                             Insurance Act (12 U.S.C. 1813);

               (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

               (j)  [ ]      Group, in accordance with ss. 240.13d-
                             1(b)(1)(ii)(J).


Item 4.   Ownership

          I.   Marcus Schloss & Co., Inc.

               (a)  Amount Beneficially Owned: 506,572 shares

               (b)  Percent of Class:  7.3%

               (c)  Number of shares as to which such person has:

                    (i) sole power to vote or to direct the vote:  506,572

                   (ii) shared power to vote or to direct the vote:  None

                  (iii) sole power to dispose or to direct the disposition
                        of: 507,572


                               Page 7 of 13 pages

                   (iv) shared power to dispose or to direct the disposition
                        of:  None

         II.  Douglas Schloss

              (a)  Amount Beneficially Owned: 576,672 shares

              (b)  Percent of Class:  8.3%

              (c)  Number of shares as to which such person has:

                   (i)  sole power to vote or to direct the vote:  576,672

                  (ii)  shared power to vote or to direct the vote:  None

                 (iii) sole power to dispose or to direct the disposition of: 576,672

                   (iv) shared power to dispose or to direct the disposition
                        of:  None

        III.  Richard Schloss

              (a)  Amount Beneficially Owned: 576,672 shares

              (b)  Percent of Class:  8.3%

              (c)  Number of shares as to which such person has:

                   (i)  sole power to vote or to direct the vote:  576,672

                  (ii)  shared power to vote or to direct the vote:  None

                 (iii) sole power to dispose or to direct the disposition of: 576,672

                   (iv) shared power to dispose or to direct the disposition
                        of:  None

         Marcus Schloss has record ownership of 506,572 shares of Common Stock and has the sole power to vote and the sole power to dispose of all such shares. Each of Douglas Schloss and Richard P. Schloss may be deemed to


                               Page 8 of 13 pages
control each of (i) Marcus Schloss, and (ii) two private investment funds (the "Funds") which, in the aggregate, beneficially own 70,100 shares of Common Stock. Accordingly, each of Douglas Schloss and Richard P. Schloss may be considered to have beneficial ownership of the aggregate of 576,672 shares of Common Stock beneficially owned by Marcus Schloss and the Funds.

         Marcus Schloss, Douglas Schloss and Richard P. Schloss originally filed a joint Statement on Schedule 13G with the Securities and Exchange Commission (the "Commission") in respect of the Common Stock on February 11, 1998. At that time, the Funds in the aggregate beneficially owned less than 1.0% of the outstanding Common Stock. The Funds are not persons of a type specified in Commission Rule 13d-1(b)(ii)(A) through (I). As of May 4, 1998 (trade date), the Funds acquired shares of Common Stock that caused their aggregate beneficial ownership to exceed 1.0% of the class. By reason of such acquisition, Douglas Schloss and Richard P. Schloss became ineligible to file Schedule 13G as "control persons" under Rule 13d-1(b)(ii)(G). Marcus Schloss, Douglas Schloss and Richard P. Schloss accordingly are filing this Amendment No. 1 to Schedule 13G pursuant to Rule 13d-1(g).

         Alison Schloss, the spouse of Douglas Schloss, is the trustee of two trusts which, in the aggregate, beneficially own 3,478 shares of Common Stock. The beneficiaries of such trusts are the children of Alison Schloss and Douglas Schloss. Douglas Schloss disclaims beneficial ownership of all such shares of Common Stock owned by such trusts.

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

         As described in the footnote to the cover pages and in response to Item 4 above, each of Douglas Schloss and Richard P. Schloss may be deemed to control the Funds which, in the aggregate, beneficially own 70,100 shares of Common Stock. Each Fund is entitled to the full economic benefits of all shares of Common Stock owned by it.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.



                               Page 9 of 13 pages

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

         By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


DISCLAIMER

         Each of Douglas Schloss and Richard P. Schloss hereby declares that the filing of this Amendment No. 1 to Schedule 13G shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered herein.




                               Page 10 of 13 pages

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of each, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  May 8, 1998


                                           MARCUS SCHLOSS & CO., INC.


                                       By: /s/ Douglas Schloss
                                           ----------------------------------
                                               Douglas Schloss
                                               Chairman


                                           DOUGLAS SCHLOSS


                                           /s/ Douglas Schloss
                                           ----------------------------------
                                               Douglas Schloss


                                           RICHARD P. SCHLOSS


                                            /s/ Richard P. Schloss
                                           ----------------------------------
                                                Richard P. Schloss



                               Page 11 of 13 pages

                                  EXHIBIT INDEX


Exhibit No.              Description                                       Page
-----------              -----------                                       ----

 99.1                    Joint Filing Agreement, dated May 8, 1998          13




                               Page 12 of 13 pages